June 17, 2009
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:	National Beverage Corp. Form 10-K Filed July 17, 2008 File No. 001-14170 Schedule 14A Filed August 29, 2008 Supplementary Comment Letter Dated May 7, 2009
Dear Mr. Reynolds:
Confirming yesterday’s conversation with your Staff, we have retained an additional representative to assist us with respect to the above comment letter. As a result of his unfamiliarity with the issues and the travel schedule of our personnel, we have requested additional time to respond. Accordingly, we hereby request an extension of time to file until July 2, 2009.
If you have any questions, please feel free to call me at (954) 581-0922.

Sincerely,
/s/ George R. Bracken
George R. Bracken
Senior Vice President – Finance